Exhibit E – Video Transcript

Maxwell R: Count.it is the way we all know we are healthy.

Molly C.: I would do crazy things, like, get off the train two stops before and just walk. One time I walked all the way to Downtown Brooklyn, took the train across the bridge, and then walked all the way to work {laughs}.

Karis D.: We need motivation. And my why and my how? Death to Richard Greko. On count.it, not in real llfe.

Richard G. I would want to know why people don't move more.

KD.: I would throw off the covers and then literally just start running. As fast as I can. Until it's midnight.

RG: It's kind of fun to be competitive here. Especially because I'm the oldest one here, and I usually beat every body every month. I think we could do much better. We should be first in New York.

Liz C.: Check Count it? Every day. Every single day. I'm very competitive, I check count.it every single day. Seven days a week. At work or not at work.

RG: I wasn't born a loser. I was born a winner, so I don't like losing.